

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

MAIL STOP 3561

December 10, 2008

William G. Harvey
Vice-President and Treasurer
Abitibi-Consolidated Inc.
1155 Metcalfe Street
Suite 800
Montreal, Quebec, Canada H3B 5H2

   Re: **Abitibi-Consolidated Inc.**
      Form 20-F for Fiscal Year Ended December 31, 2007
      Filed March 31, 2008
      File No. 001-14636
      Form 20-F/A for Fiscal Year Ended December 31, 2007
      Filed April 10, 2008
      File No. 001-14636
      Form 20-F/A for Fiscal Year Ended December 31, 2007
      Filed May 30, 2008
      File No. 001-14636

Dear Mr. Harvey:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           John Reynolds
           Assistant Director